U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

__________ SEC FILE NUMBER 2-85175W

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__________ CUSIP NUMBER 859 408 10 6

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(Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR [ ] Form 10-KSB
                  For Period Ended: June 30, 2000
                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:  ______________

__________ Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

__________ If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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Part I—Registration Information

__________ Full Name of Registrant: Sterling Media Capital Group, Inc., Former Name if Applicable: Electro Kinetic Systems, Inc. Address of Principal Executive Office 7136 S. Yale, Suite 300

Tulsa, OK 74136

(City, State and Zip Code)

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Part II—Rules 12b-25 (b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III—Narrative

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State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

Sterling Media Capital Group, Inc. (the "Company") is currently engaged in negotiations related to critical financing activities --------------------------------------------------------------------------------------------------------------------------------- necessary to obtain funds for future operations. These negotiations have required the attention of management and the terms of such ------------------------------------------------------------------------------------------------------------------------------------- transaction will require disclosure in the Company's Quarterly Report on Form 10-QSB. -------------------------------------------------------------------------------------- ---------

Part IV—Other Information

__________ (1) Name and telephone number of person to contact in regard to this notification Tom D. Winslett, II 972-248-4411 (Name) (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ ] Yes [X] No Form 10-Q for the period ended September 30, 1999, filing date November 16, 1999

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sterling Media Capital Group, Inc.

(Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
                                                                       /s/ Dwight L. Pierce
Date: August 15, 2000                                         By:      ____________________
Dwight L. Pierce
                                                                       President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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